UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Decibel Therapeutics, Inc.

(Name of Subject Company)

Symphony Acquisition Sub, Inc.

(Offeror)

Regeneron Pharmaceuticals, Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

24343R106

(CUSIP Number of Class of Securities)

Joseph J. LaRosa

Executive Vice President, General Counsel and Secretary

777 Old Saw Mill River Road
Tarrytown, New York 10591-6707
(914) 847-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Andrew R. Brownstein
Victor Goldfeld
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable.	Not applicable.

*	A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Symphony Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Regeneron Pharmaceuticals, Inc., a New York Corporation (“Parent”), to acquire all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Decibel Therapeutics, Inc., a Delaware corporation (the “Company”), at a price per share of $4.00, payable in cash at closing, without interest and subject to reduction for any applicable withholding taxes, plus one non-tradeable contingent value right per share (“CVR”), which entitles the holder to potentially receive contingent payments up to an aggregate of $3.50 per CVR payable in cash without interest and subject to reduction for applicable withholding taxes upon the achievement of certain clinical development and regulatory milestones within specified time periods for the Company’s lead investigational candidate, DB-OTO, pursuant to the Agreement and Plan of Merger, dated as of August 8, 2023, by and among Parent, Purchaser and the Company. The CVRs will be subject to the terms and conditions contained in a contingent value rights agreement (“CVR Agreement”) and there can be no assurance that any payments will be made with respect to the CVRs.

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron”) and Decibel Therapeutics, Inc. (“Decibel”), including regarding Regeneron’s proposed acquisition of Decibel, the prospective benefits of the proposed acquisition, the potential contingent consideration amounts and terms and the anticipated occurrence, manner and timing of the proposed tender offer and the closing of the proposed acquisition. Actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “propose,” “provide,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Decibel’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the possibility that the transaction does not close; risks related to Regeneron’s ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period and that Regeneron and Decibel will not be integrated successfully; the effects of the transaction on relationships with employees, other business partners or governmental entities; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Regeneron’s or Decibel’s common stock and/or Regeneron’s or Decibel’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; Regeneron’s and Decibel’s ability to continue to conduct research and clinical programs; Regeneron’s and Decibel’s ability to manage their respective supply chains; Regeneron’s ability to manage net product sales of products marketed or otherwise commercialized by Regeneron and/or its collaborators or licensees (collectively, “Regeneron’s Products”); the nature, timing, and possible success and therapeutic applications of Regeneron’s Products, product candidates being developed by Regeneron and/or its collaborators or licensees (including without limitation Regeneron’s and Decibel’s investigational gene therapy DB-OTO for the treatment of congenital hearing loss and the other gene therapy programs being developed as part of the companies’ collaboration (collectively, “Regeneron’s Product Candidates”)), and development programs and product candidates being developed by Decibel independently (collectively, “Decibel’s Product Candidates”); the extent to which the results from the research and development programs conducted by Regeneron, Decibel, and/or their respective collaborators or licensees may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; uncertainty of the utilization, market acceptance, and commercial success of Regeneron’s Products, Regeneron’s Product Candidates, and Decibel’s Product Candidates and the impact of studies (whether conducted by Regeneron, Decibel or others and whether mandated or voluntary) on any of the foregoing or any potential regulatory approval of Regeneron’s Products, Regeneron’s Product Candidates, and Decibel’s Product Candidates; uncertainty regarding each of the contingent value rights milestones and the possibility that any or all of the milestones will never be achieved and that some or all milestone payments may not be made; the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s Product Candidates and Decibel’s Product Candidates and new indications for Regeneron’s Products; the ability of Regeneron’s and Decibel’s collaborators, licensees, suppliers, or other third parties (as applicable) to perform manufacturing, filling, finishing, packaging, labeling, distribution, and other steps related to Regeneron’s Products, Regeneron’s Product Candidates, and Decibel’s Product Candidates; the ability of Regeneron and/or its collaborators to manufacture and manage supply chains for multiple products and product candidates; safety issues resulting from the administration of Regeneron’s Products, Regeneron’s Product Candidates, and Decibel’s Product Candidates in patients, including serious complications or side effects in connection with the use of Regeneron’s Products, Regeneron’s Product Candidates, and Decibel’s Product Candidates in clinical trials; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s Products or Regeneron’s Product Candidates, or Decibel’s ability to continue to develop Decibel’s Product Candidates; competing drugs and product candidates that may be superior to, or more cost effective than, Regeneron’s Products, Regeneron’s Product Candidates, or Decibel’s Product Candidates; and the impact of public health outbreaks, epidemics, or pandemics (such as the COVID-19 pandemic) on Regeneron’s or Decibel’s respective businesses.

A more complete description of these and other material risks can be found in Regeneron’s and Decibel’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including their Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 2023 and March 31, 2023 for Regeneron and Decibel respectively, and their Annual Reports on Form 10-K for the fiscal year ended December 31, 2022 as well as the Schedule TO and related tender offer documents to be filed by Regeneron and its acquisition subsidiary, Symphony Acquisition Sub, Inc., the Schedule 14D-9 to be filed by Decibel, and, if applicable, the proxy statement referenced below. Any forward-looking statements are made based on the current beliefs and judgments of Regeneron’s and Decibel’s management, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron or Decibel. Except as required by law, Regeneron and Decibel do not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Decibel, Regeneron or its acquisition subsidiary, Symphony Acquisition Sub, Inc., will file with the SEC. The solicitation and offer to buy Decibel stock will only be made pursuant to an Offer to Purchase and related tender offer materials that Regeneron intends to file with the SEC. At the time the tender offer is commenced, Regeneron and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO and thereafter Decibel will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. Under certain circumstances described in the definitive transaction documents, Regeneron may determine to instead terminate or withdraw the offer and effect the transaction through a merger only, in which case the relevant documents to be filed with the SEC will include a proxy statement for the solicitation of votes of Decibel stockholders to approve the merger. DECIBEL’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AND, IF APPLICABLE, THE PROXY STATEMENT BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF DECIBEL SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER, OR, IF APPLICABLE, VOTING ON THE TRANSACTION. The Offer to Purchase, the related Letter of Transmittal, certain other tender offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, and if applicable, the proxy statement will be made available to all stockholders of Decibel at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either Regeneron or Decibel. Copies of the documents filed with the SEC by Decibel will be available free of charge on Decibel’s website at https://ir.decibeltx.com or by contacting Decibel Investor Relations at (617) 370-8701. Copies of the documents filed with the SEC by Regeneron will be available free of charge on Regeneron’s website at https://investor.regeneron.com or by contacting Regeneron’s Investor Relations Department at invest@regeneron.com or (914) 847-7741.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, and if applicable, the proxy statement, Regeneron and Decibel each file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

If the tender offer is terminated and the transaction is to be effected by merger only, in which case, the approval of Decibel stockholders must be obtained, Regeneron, Decibel and their respective directors and executive officers may be deemed to be participants in any such solicitation of proxies from Decibel’s stockholders in connection with the proposed transaction. Information regarding Regeneron’s directors and executive officers is available in its proxy statement that was filed with the SEC; information regarding Decibel’s directors and executive officers is available in its proxy statement that was filed with the SEC. Other information regarding potential participants in any such proxy solicitation will be contained in any proxy statement filed in connection with the transaction.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Press Release issued by Regeneron Pharmaceuticals, Inc. and Decibel Therapeutics, Inc. on August 9, 2023

99.2	Social Media Posts from August 9, 2023